                                                       -------------------------
                                                             OMB APPROVAL
                                                       -------------------------
                                                       OMB Number 3235-0145
                                                       Expires: October 31, 1994
                                                       Estimated average burden
                                                       -------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _ )*



                                 EXOGEN, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                  Common Stock,  $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  302092 101
                                 --------------
                                 (CUSIP Number)


                               Thomas E. Siegler
                     c/o Donaldson, Lufkin & Jenrette, Inc.
                                277 Park Avenue
                           New York, New York  10172
                                 (212) 892-4477

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               October 4, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      Exhibit index is located on page 18

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE  2  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sprout Capital VI, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        703,914
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        703,914
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         703,914
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.1% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE  3  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DLJ Capital Corporation
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         WC, OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE  4  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donaldson, Lufkin & Jenrette, Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         HC, CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE  5  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Equitable Companies Incorporated
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE  6  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AXA
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE  7  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Finaxa
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE  8  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AXA Assurances I.A.R.D Mutuelle
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE  9  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AXA Assurances Vie Mutuelle
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE 10  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Uni Europe Assurance Mutuelle
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE 11  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alpha Assurances Vie Mutuelle
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE 12  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alpha Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE 13  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Claude Bebear, as AXA Voting Trustee
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE 14  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Patrice Garnier, as AXA Voting Trustee
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  302092 101                                     PAGE 15  OF  21  PAGES
           ----------                                          ---    ----

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henri de Clermont-Tonniere, as AXA Voting Trustee
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        815,384
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           -0-
       EACH        -------------------------------------------------------------
     REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON WITH
                        815,384
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,384
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2% -- See Item 5
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the "Shares"), of Exogen, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 10 Constitution Avenue, P.O. Box 6860, Piscataway, New Jersey 08855.

The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this
Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Sprout Capital VI, L.P., a Delaware limited partnership ("Sprout VI"), (2) DLJ Capital Corporation, a Delaware corporation ("DLJCC"), (3) Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation ("DLJ"), (4) The Equitable Companies Incorporated, a Delaware corporation ("Equitable"), (5) AXA, a societe anonyme organized under the laws of France, (6) Finaxa, a societe anonyme organized under the laws of France, (7) AXA Assurances I.A.R.D. Mutuelles, a mutual insurance company organized under the laws of France, (8) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (9) Uni Europe Assurance Mutuelle, a mutual insurance company organized under the laws of France, (10) Alpha Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (11) Alpha Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, and (12) Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA and the AXA Voting Trustees dated as of May 12, 1992.

Sprout VI is a Delaware limited partnership formed to invest in securities for long-term appreciation. DLJCC is the managing general partner of Sprout VI and makes all of the investment and voting decisions on the part of Sprout VI.

DLJCC is a Delaware corporation formed to make investments in industrial and other companies to participate in the management of venture capital pools. DLJCC is a wholly owned subsidiary of DLJ.

DLJ is a publicly-held Delaware corporation. DLJ directly owns all of the capital stock of DLJCC. DLJ, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services.

Equitable is a Delaware corporation and is a holding company. Equitable owns, directly and indirectly, 80.2% of DLJ.

AXA is a societe anonyme organized under the laws of France and a holding company for an international group of insurance and related financial services companies. As of July 1, 1996 approximately 60.7% of the outstanding common stock as well as certain convertible preferred stock of Equitable was beneficially owned by AXA. For insurance regulatory purposes, to insure that certain indirect minority shareholders of AXA will not be able to exercise control over Equitable and certain of its insurance subsidiaries, the voting shares of Equitable capital stock beneficially owned by AXA and its subsidiaries have been deposited into the AXA Voting Trust. For additional information regarding the AXA Voting Trust, reference is made to the Schedule 13D filed by AXA with respect to Equitable.

Finaxa is a societe anonyme organized under the laws of France and is a holding company. As of September 6, 1996, Finaxa owned 35.6% of the issued shares (representing approximately 48.6% of the voting power) of AXA.

Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assurance Mutuelle, Alpha Assurances Vie Mutuelle, and Alpha Assurances I.A.R.D. Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. The Mutuelles AXA are owned by approximately 1.5 million policy holders. As of September 6, 1996, the Mutuelles AXA, as a group, control approximately 61.3% of the issued shares (representing approximately 73.5% of the voting power) of Finaxa. AXA is indirectly controlled by the Mutuelles AXA, acting as a group.

Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, the AXA Voting Trustees, exercise all voting rights with respect to the shares of Equitable capital stock beneficially owned by AXA and its subsidiaries that have been deposited in the AXA Voting Trust. The business address, citizenship, and present and principal occupation of each of the AXA Voting Trustees is set forth on Schedule D attached hereto.

The address of the principal business and office of each of Sprout VI, DLJCC and DLJ is 277 Park Avenue, New York, NY 10172. The address of the principal business and principal office of Equitable is 787 Seventh Avenue, New York, New York 10019.

The address of the principal business and principal office of each of AXA, Finaxa and the AXA Voting Trustees is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21, rue de Chateaudun, 75009 Paris, France; of each of Alpha Assurances I.A.R.D. Mutuelle and Alpha Assurances Vie Mutuelle is Tour Franklin, 100/101 Terrasse Boildieu, Cedex,11 92042 Paris La Defense, France; and of Uni Europe Assurance Mutuelle is 24, rue Druout, 75009 Paris, France.

The name, business address, citizenship, present and principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or member, as applicable, of the Board of Directors or the Conseil d'Administration (French analogue of a Board of Directors) of DLJCC, DLJ, Equitable, AXA, Finaxa, and the Mutuelles AXA are set forth on Schedule A through Schedule J, respectively, attached hereto.

During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through Schedule J attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 4, 1996, each of Sprout VI and DLJCC acquired 215,823 and 34,177 shares, respectively, in an open market transaction at a price of $4.125 per share. The aggregate amounts of funds used by Sprout VI was $890,269.88 and by DLJCC was $140,980.13.

The funds used by Sprout VI and DLJCC to purchase the Shares came from its general investment capital.

ITEM 4. PURPOSE OF TRANSACTION

Each of Sprout VI and DLJCC acquired the Shares solely for investment purposes. Depending on market conditions and other considerations, Sprout VI and DLJCC may acquire additional Shares or other securities of the Issuer if such Shares or securities become available at prices that are attractive to Sprout VI and DLJCC. On the other hand, depending on market conditions and other considerations, Sprout VI and DLJCC may dispose of all or a portion of the Shares or other securities they now own or may hereinafter acquire.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Sprout VI may be deemed to be the beneficial owner of the 703,914 Shares (the "Sprout VI Shares") directly owned by it, or approximately 7.1% of the Shares outstanding. Sprout VI has the sole power to vote and the sole power to dispose of the Sprout VI Shares directly owned by it.

DLJCC may be deemed to be the beneficial owner of the 111,470 Shares directly owned by it, or approximately 1.1% of the Shares outstanding. DLJCC, as the managing general partner of Sprout VI, also may be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), to beneficially own indirectly the Sprout VI Shares, for a total of 815,384 Shares (collectively, the "DLJCC Shares"), or approximately 8.2% of the Shares outstanding. DLJCC has the sole power to vote and the sole power to dispose of the Shares directly owned by it.

As the sole stockholder of DLJCC, DLJ may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares. Because of Equitable's ownership of DLJ, Equitable may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares that may be deemed to be beneficially owned indirectly by DLJ.

The Reporting Persons, in the aggregate, may be deemed to beneficially own 815,384 or approximately 8.2% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon 9,909,192 Shares outstanding as stated by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 1996.

Because of AXA's ownership interest in Equitable, and the AXA Voting Trustees' power to vote the Equitable shares placed in the AXA Voting Trust, each of AXA and the AXA Voting Trustees may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Shares that Equitable may be deemed to beneficially own indirectly. Because of the direct and indirect ownership interest in AXA of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Shares that AXA may be deemed to beneficially own indirectly. AXA, Finaxa, the Mutuelles AXA, and the AXA Voting Trustees disclaim beneficial ownership of any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following has been filed as an Exhibit to this Schedule 13D:

         1.  Joint Filing Agreement

                                  SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  October 11, 1996


                                           SPROUT CAPITAL VI, L.P.

                                           By:  DLJ Capital Corporation

                                           Its:  Managing General Partner


                                           /s/Thomas E. Siegler
                                           ------------------------------------
                                           Thomas E. Siegler
                                           Secretary and Treasurer


                                           DLJ CAPITAL CORPORATION


                                           /s/Thomas E. Siegler
                                           ------------------------------------
                                           Thomas E. Siegler
                                           Secretary and Treasurer


                                           DONALDSON, LUFKIN & JENRETTE, INC.


                                           /s/Thomas E. Siegler
                                           ------------------------------------
                                           Thomas E. Siegler
                                           Senior Vice President

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  October 11, 1996
                                            THE EQUITABLE COMPANIES INCORPORATED

                                            /s/Alvin H. Fenichel
                                            -------------------------------
                                            Alvin H. Fenichel
                                            Senior Vice President and Controller

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  October 11, 1996
                              AXA
                              Finaxa
                              AXA Assurances I.A.R.D. Mutuelle
                              AXA Assurances Vie Mutuelle
                              Uni Europe Assurance Mutuelle
                              Alpha Assurances I.A.R.D. Mutuelle
                              Alpha Assurances Vie Mutuelle
                              Claude Bebear, as AXA Voting Trustee
                              Patrice Garnier, as AXA Voting Trustee
                              Henri Clermont-Tonnerre, as AXA Voting Trustee

                              Signed on behalf by each of the above

                              /s/Richard V. Silver
                              -------------------------
                              Richard V. Silver
                              Attorney-in-fact

                                                                      SCHEDULE A



                        Executive Officers and Directors
                                       of
                            DLJ Capital Corporation



                 The names of the Directors and the names and titles of the Executive Officers of DLJ Capital Corporation ("DLJCC") and their business addresses and principal occupations are set forth below. Each Director's or Executive Officer's business address is that of DLJCC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCC and each individual is a United States citizen.


Name, Business Address                            Present Principal Occupation
----------------------                            ----------------------------

*  Richard E. Kroon                       President and Chief Executive Officer

*  Anthony F. Daddino                     Vice President; Executive Vice
                                          President and Chief Financial Officer,
                                          Donaldson, Lufkin & Jenrette, Inc.

*  Thomas E. Siegler                      Secretary and Treasurer; Senior Vice
                                          President and Secretary, Donaldson,
                                          Lufkin & Jenrette, Inc.



______________________________
*  Director

                                                                      SCHEDULE B



                        Executive Officers and Directors
                                       of
                       Donaldson, Lufkin & Jenrette, Inc.



                 The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJ at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJ and each individual is a United States citizen.


Name, Business Address                             Present Principal Occupation
----------------------                             ----------------------------
*  John S. Chalsty                         Chairman and Chief Executive Officer; Chairman and Chief Executive Officer,
                                           Donaldson, Lufkin & Jenrette, Inc.

*  Joe L. Roby                             President and Chief Operating Officer; President and Chief Operating Officer,
                                           Donaldson, Lufkin & Jenrette, Inc.

*  Claude Bebear (1)                       Chairman and Chief Executive Officer, AXA
   AXA
   23, avenue Matignon
   75008 Paris, France

*  Henri de Castries (1)                   Executive Vice President Financial Services and Life Insurance Activities, AXA
   AXA
   23, avenue Matignon
   75008 Paris, France

*  Kevin Dolan                             Executive Vice President, AXA Asset Management
   AXA Asset Management
   40, rue de Collissee
   75008 Paris, France

*  Louis Harris                            Chairman and Chief Executive Officer, LH Research (research)
   LH Research
   152 East 38th Street
   New York, New York  10016-2605

*  Henri G. Hottingeur (2)                 Chairman and Chief Executive Officer, Banque Hottingeur (banking)
   Banque Hottingeur
   38, rue de Provence
   75009 Paris, France

*  W. Edwin Jarmain (3)                    President, Jarmain Group Inc. (private investment holding company)
   Jarmain Group Inc.
   95 Wellington Street
   West Suite 805
   Toronto, Canada

*  Francis Jungers                         Retired
   19880 NW Nestucca Drive
   Portland, Oregon  97229

*  Joseph J. Melone                        President and Chief Executive Officer, The Equitable Companies Incorporated
   The Equitable Companies Incorporated
   787 Seventh Avenue
   New York, New York  10019

*  W. J. Sanders, III                      Chairman and Chief Executive Officer, Advanced Micro Devices
   Advanced Micro Devices, Inc.
   901 Thompson Place
   Sunnyvale, CA  94086

*  Jerry M. de St. Paer                    Executive Vice President and Chief Financial Offier, The Equitable Companies
   The Equitable Companies Incorporated    Incorporated
   787 Seventh Avenue
   New York, New York  10019

*  John C. West                            Retired
   Bothea, Jordan & Griffin
   23B Shelter Cove
   Hilton Head Island, SC  29928

*  Carl B. Menges                          Vice Chairman of the Board

*  Hamilton E. James                       Managing Director

*  Richard S. Pechter                      Managing Director

*  Theodore P. Shen                        Managing Director

*  Anthony F. Daddino                      Executive Vice President and Chief Financial Offier

   Robert J. Albano                        Senior Vice President and Director of Compliance and Regulatory Affairs

   Michael M. Bendik                       Senior Vice President and Chief Accounting Officer

   Michael A. Boyd                         Senior Vice President and General Counsel

   Joseph D. Donnelly                      Senior Vice President and Associate General Counsel
   One Pershing Plaza
   Jersey City, NJ  07599

   Stuart S. Flamberg                      Senior Vice President and Director of Taxes

   Roy A. Garman                           Senior Vice President and Controller

   Charles J. Hendrickson                  Senior Vice President and Treasurer

   Gerald B. Rigg                          Senior Vice President and Director of Human Resources

   Thomas E. Siegler                       Senior Vice President and Secretary

   Lucia D. Swanson                        Senior Vice President and Associate General Counsel

______________________________
*  Director


(1)  Citizen of the Republic of France
(2)  Citizen of Switzerland
(3)  Citizen of Canada

                                                                      SCHEDULE C



                        Executive Officers and Directors
                                       of
                      The Equitable Companies Incorporated



                          The names of the Directors and the names and titles
of the Executive Officers of The Equitable Companies Incorporated ("Equitable") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Equitable at 787 Seventh Avenue, New York, New York 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Equitable and each individual is a United States citizen.


Name, Business Address                             Present Principal Occupation
----------------------                             ----------------------------
*  Claude Bebear (1)                       Chairman of the Board; Chairman and Chief Executive Officer, AXA
   AXA
   23, avenue Matignon
   75008 Paris, France

*  James M. Benson                         Senior Executive Vice President and Chief Operating Officer; President and
                                           Chief Executive Officer, The Equitable Life Assurance Society of the United
                                           States

*  Henri de Castries (1)                   Vice Chairman of the Board; Executive Vice President Financial Services and
   AXA                                     Life Insurance Activities (outside of France), AXA
   23, avenue Matignon
   75008 Paris, France

*  John S. Chalsty                         Chairman and Chief Executive Officer, Donaldson, Lufkin & Jenrette, Inc.
   Donaldson, Lufkin & Jenrette, Inc.
   277 Park Avenue
   New York, NY  10172

   Jerry M. de St. Paer                    Senior Executive Vice President and Chief Financial Officer; Executive Vice
                                           President, The Equitable Life Assurance Society of the United States

*  Joseph L. Dionne                        Chairman and Chief Executive Officer, The McGraw Hill Companies (publishing)
   The McGraw Hill Companies
   1221 Avenue of the Americas
   New York, NY  10020

*  William T. Esrey                        Chairman of the Board and Chief Executive Officer, The Sprint Corporation
   Sprint Corporation                      (telecommunications)
   P.O. Box 11315
   Kansas City, MO  64112

*  Jean-Rene Fourtou (1)                   Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   Rhone-Poulenc S.A.
   25 quai Paul Doumer
   92408 Courbevoie,
   France

   Robert E. Garber                        Executive Vice President and General Counsel

*  Donald J. Greene                        Partner, LeBoeuf,  Lamb, Greene & MacRae (law firm)
   LeBoeuf, Lamb, Greene & MacRae
   125 West 55th Street
   New York, NY 10019

*  Anthony Hamilton (2)                    Group Chairman and Chief Executive Officer, Fox-Pitt, Kelton Limited
   35 Wilson Street                        (Finance)
   London, England  EC2M 2SJ

*  John T. Hartley                         Retired Chairman and Chief Executive Officer, Harris Corporation (manufacture
   Harris Corporation                      of electronic, telephone and copying systems)
   1025 Nasa Boulevard
   Melbourne, FL  32919

*  John H.F. Haskell, Jr.                  Director and Managing Director, Dillon, Read & Co., Inc. (investment
   Dillon, Read & Co., Inc.                banking firm)
   535 Madison Avenue
   New York, NY  10028

*  W. Edwin Jarmain (3)                    President, Jarmain Group Inc. (private investment holding company)
   Jarmain Group Inc.
   95 Wellington St. West
   Suite 805
   Toronto, Ontario M5J 2N7
   Canada

*  Winthrop Knowlton                       Chairman, Knowlton Brothers, Inc. (private investment firm); President and
   Knowlton Brothers, Inc.                 Chief Executive Officer, Knowlton Associates, Inc. (consulting firm)
   530 Fifth Avenue
   New York, NY  10036

*  Arthur L. Liman                         Partner, Paul, Weiss, Rifkind, Wharton & Garrison (law firm)
   Paul, Weiss, Rifkind, Wharton
     & Garrison
   1285 Avenue of the Americas
   New York, NY  10019

   William T. McCaffrey                    Executive Vice President and Chief Administrative Officer; Senior Executive
                                           Vice President and Chief Operating Officer, The Equitable Life Assurance
                                           Society of the United States

*  Joseph J. Melone                        Chief Executive Officer and President; Chairman of the Board, The Equitable
                                           Life Assurance Society of the United States

   Peter D. Noris                          Executive Vice President and Chief Investment Officer; Executive Vice
                                           President and Chief Investment Officer, The Equitable Life Assurance
                                           Society of the United States

*  Didier Pineau-Valencienne               Chairman and Chief Executive Officer, Schneider S.A. (electric equipment)
   64-70, avenue Jean Baptiste Clement
   92646 Boulogne Cedex, France

*  George J. Sella, Jr.                    Retired Chairman, President and Chief Executive Officer, American Cyanamid
   American Cyanamid Company               Company (manufacturer pharmaceutical products and agricultural products)
   P.O. Box 3017
   Newton, NJ  07860

   Jose Suquet                             Executive Vice President; Executive Vice President and Chief Agency Officer;
                                           The Equtiable Life Assurance Society of the United States

   Stanley B. Tulin                        Executive Vice President; Senior Executive Vice President and Chief Financial
                                           Officer, The EquitableLife Assurance Companies Incorporated

*  Dave H. Williams                        Chairman and Chief Executive Officer, Alliance Capital Management Corp.
   Alliance Capital                        (investment company)
   Management Corporation
   1345 Avenue of the Americas
   New York, NY  10105



______________________________
*  Director


(1)  Citizen of the Republic of France
(2)  Citizen of United Kingdom
(3)  Citizen of Canada

                                                                      SCHEDULE D



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                                      AXA



                 The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
----------------------                             ----------------------------
*  Claude Bebear                           Chairman and Chief Executive Officer

*  Antoine Bernheim                        Chairman and Chief Executive Officer, Assicurazioni Generali S.p.A.
   Piazza Duca Degli Abruzzi 2             (insurance)
   34132 Trieste, Italy


   Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities
                                           (outside of France)

   Francoise Colloc'h                      Executive Vice President, Human Resources and Public Relations

*  Henri de Clermont-Tonnerre              Chairman, Societe d'Armement et de Navigation Charles Schiaffino
   90, rue de Miromesnil                   (transportation)
   75008 Paris, France


*  David Dautresme                         General Partner, Lazard Freres et Cie (investment banking)
   121, boulevard Haussman
   75008 Paris, France

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Michel Francois-Poncet                  Chairman of the Supervisory Board of Compagnie Financiere Paribas and
   3, rue d'Autin                          Banque Paribas (financial services and banking)
   75002 Paris, France


*  Patrice Garnier                         Retired

*  Gianfranco Gutty (1)                    Director and Executive Officer, Assicurazioni Generali S.p.A. (insurance)
   Piazza Duca Degli Abruzzi 2
   34132 Trieste, Italy

*  Anthony Hamilton (2)                    Group Chairman, Fox-Pitt, Kelton Group Limited
   35 Wilson Street                        (France)
   London, England  EC2M 2SJ

*  Henri Hottinguer (3)                    Chairman and Chief Executive Officer, Banque Hottinguer (banking)
   38, rue de Provence
   75009 Paris, France

*  Richard H. Jenrette (4)                 Retired Chairman, The Equitable Companies Incorporated
   787 Seventh Avenue
   New York, New York  10019

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

   Gerard de la Martiniere                 Executive Vice President, Chief Financial Officer

*  Didier Pineau-Valencienne               Chief Executive Officer, Schneider S.A. (electric equipment)
   64-70, avenue Jean Baptiste Clement
   92646 Boulogne Cedex, France

   Claude Tendil                           Executive Vice President, French Insurance Activities and Non-Life
                                           and Composite Insurance Activities (outside of France)



-----------------------------------
*  Member, Conseil d'Administration


(1)  Citizen of Italy
(2)  Citizen of Switzerland
(3)  Citizen of the United Kingdom
(4)  Citizen of the United States of America

                                                                      SCHEDULE E



                      Executive Officers and Members of
                           Conseil d'Administration
                                      of
                                    FINAXA



                 The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
----------------------                             ----------------------------
*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive
                                           Officer, AXA

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities
                                           (outside of France), AXA

*  Henri de Clermont-Tonnerre              Chairman, Societe d'Armement et de Navigation Charles Schiaffino
   90, rue de Miromesnil                   (transportation)
   75008 Paris, France

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Patrice Garnier                         Retired

*  Henri Hottinguer (1)                    Chairman and Chief Executive Officer, Banque Hottinguer (banking)
   38, rue de Provence
   75009 Paris, France

*  Paul Hottinguer (1)                     Assistant Chairman and Chief Executive Officer, Banque Hottinguer (banking)
   38, rue de Provence
   75009 Paris, France

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

   Gerard de La Martiniere                 Chief Executive Officer; Executive Vice President, Chief Financial
                                           Officer, AXA

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France



-----------------------------------
*  Member, Conseil d'Administration

(1)  Citizen of Switzerland

                                                                      SCHEDULE F



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                        AXA ASSURANCES I.A.R.D. MUTUELLE



                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21/25, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
----------------------                             ----------------------------
*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive
   23, avenue Matignon                     Officer, AXA
   75008 Paris, France

   Jean-Luc Bertozzi                       Assistant Chief Executive Officer
   21/25, rue de Chateaudun
   75009 Paris, France

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities
   23, avenue Matignon                     (outside of France), AXA
   75008 Paris, France

*  Jean-Pierre Chaffin                     Manager, Federation de la Metallurgie (industry)
   5, rue la Bruyere
   75009 Paris, France

*  Gerard Coutelle                         Retired

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Patrice Garnier                         Retired

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

*  Francoise Richer                        Retired

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                           Chief Executive Officer; Executive Vice President, French Insurance
   23, avenue Matignon                     Activities and Non-Life and Composite Insurance Activities (outisde of France), AXA
   75008 Paris, France

*  Nicolas Thiery                          Chairman and Chief Executive Officer,
   6 Cite de la Chapelle                   Establissements Jaillard (management
   75018 Paris, France                     consulting)


*  Francis Vaudour                         Chief Executive Officer, Segafredo Zanetti France S.A. (coffee importing and
   14, boulevard Industriel                processing)
   76301 Sotteville les Rouen, France



-----------------------------------
*  Member, Conseil d'Administration

                                                                      SCHEDULE G



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                          AXA ASSURANCES VIE MUTUELLE



                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21/25, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
----------------------                             ----------------------------
*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive Officer,
   23, avenue Matignon                     AXA
   75008 Paris, France

   Jean-Luc Bertozzi                       Assistant Chief Executive Officer
   21/25, rue de Chateaudun
   75009 Paris, France

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities
   23, avenue Matignon                     (outside of France), AXA
   75008 Paris, France

*  Jean-Pierre Chaffin                     Manager, Federation de la Metallurgie (industry)
   5, rue la Bruyere
   75009 Paris, France

*  Henri de Clermont-Tonnerre              Chairman, Societe d'Armement et de Navigation Charles Schiaffino
   90, rue de Miromesnil                   (transportation)
   75008 Paris, France

*  Gerard Coutelle                         Retired

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

*  Francoise Richer                        Retired

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                           Chief Executive Officer; Executive Vice President, French Insurance
   23, avenue Matignon                     Activities and Non-Life Composite Insurance Activities (outside of France), AXA
   75008 Paris, France

*  Nicolas Thiery                          Chairman and Chief Executive Officer, Establissements Jaillard
   6 Cite de la Chapelle                   (management consulting)
   75018 Paris, France

*  Francis Vaudour                         Chief Executive Officer, Segafredo Zanetti France S.A. (coffee importing and
   14, boulevard Industriel                processing)
   76301 Sotteville les Rouen, France



-----------------------------------
*  Member, Conseil d'Administration

                                                                      SCHEDULE H



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                         UNI EUROPE ASSURANCE MUTUELLE



                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of Uni Europe Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Uni Europe Assurance Mutuelle at 24, rue Druout, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Uni Europe Assurance Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
----------------------                             ----------------------------
*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive
   23, avenue Matignon                     Officer, AXA
   75008 Paris, France

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities
   23, avenue Matignon                     (outside of France), AXA
   75008 Paris, France

*  Francis Cordier
   rue Nicephone Niepce
   BP 232 76304 Sotteville
   Les Rouen, France                       Chairman and Chief Executive Officer, Group Demay Lesieur (food industry)

*  Gerard Coutelle                         Retired

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Patrice Garnier                         Retired

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

*  Francis Magnan                          Chairman and Chief Executive Officer, Groupe Daher (air and sea
   50, boulevard des Dames                 transportation)
   13002 Marseille, France

*  Jean de Ribes                           Chief Executive Officer, Banque Rivaud (banking)
   13, rue Notre Dame des Victoires
   75008 Paris, France

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Jean-Paul Saillard                      Corporate Secretary, AXA
   23, avenue Matignon
   75008 Paris, France

*  Claude Tendil                           Chief Executive Officer; Executive Vice President, French Insurance
   23, avenue Matignon                     Activities and Non-Life and Composite Insurance Activities (outside of France), AXA
   75008 Paris, France



------------------------------------
*  Member, Conseil d'Administration

                                                                      SCHEDULE I



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                         ALPHA ASSURANCES VIE MUTUELLE


                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation
----------------------                             ----------------------------
*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive
   23, avenue Matignon                     Officer, AXA
   75008 Paris, France

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities
   23, avenue Matignon                     (outside of France), AXA
   75008 Paris, France

*  Henri de Clermont-Tonnerre              Chairman, Societe d'Armement et de Navigation Charles Schiaffino
   90, rue de Miromesnil                   (transportation)
   75008 Paris, France

*  Claude Fath                             Manager

*  Jean-Rene Fourtou                       Chairman and Chief Executive Officer, Rhone-Poulenc S.A. (industry)
   25, quai Paul Doumer
   92408 Courbevoie, France

*  Patrice Garnier                         Retired

*  Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office furniture)
   56, rue Jean Giraudoux
   67000 Strasbourg, France

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                           Chief Executive Officer; Executive Vice President, French Insurance
   23, avenue Matignon                     Activities and Non-Life Composite Insurance Activities (outside of France), AXA
   75008 Paris, France

*  Francis Vaudour                         Chief Executive Officer, Segafredo Zanetti France S.A. (coffee importing and
   14, boulevard Industriel                processing)
   76301 Sotteville les Rouen
   France

-----------------------------------
*  Member, Conseil d'Administration

                                                                      SCHEDULE J



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                       ALPHA ASSURANCES I.A.R.D. MUTUELLE


                          The names of the Members of Conseil d'Administration
and the names and titles of the Executive Officers of Alpha Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances I.A.R.D. Mutuelle at Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address                             Present Principal Occupation
----------------------                             ----------------------------
*  Claude Bebear                           Chairman and Chief Executive Officer; Chairman and Chief Executive
   23, avenue Matignon                     Officer, AXA
   75008 Paris, France

*  Henri Brischoux                         Manager, AXA
   23, avenue Matignon
   75008 Paris, France

*  Henri de Castries                       Executive Vice President, Financial Services and Life Insurance Activities
   23, avenue Matignon                     (outside of France), AXA
   75008 Paris, France

*  Henri de Clermont-Tonnerre              Chairman, Societe d'Armement et de Navigation Charles Schiaffino
   90, rue de Miromesnil                   (transportation)
   75008 Paris, France

*  Bernard Cornille                        Audit Manager, AXA
   23, avenue Matignon
   75008 Paris, France

*  Claude Fath                             Manager

*  Patrice Garnier                         Retired

   Henri Lachmann                          Chairman and Chief Executive Officer, Strafor Facom (office
   56, rue Jean Giraudoux                  furniture)
   67000 Strasbourg, France

*  Claude Peter                            Retired

*  Georges Rousseau                        Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                           Chief Executive Officer; Executive Vice President, French Insurance
   23, avenue Matignon                     Activities and Non-Life and Composite Insurance Activities (outside of France), AXA
   75008 Paris, France

------------------------------------
*  Member, Conseil d'Administration